Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Pension Committee

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We hereby consent to the incorporation by reference in the registration statement (no. 333-122065) on Form S-8 of Allied Irish Bank, p.l.c. of our report dated September 28, 2012 with respect to the statements of net assets available for benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, schedule H, line 4i — schedule of assets (Held at End of Year) as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust.

/s/ KPMG LLP

New York, New York

September 28, 2012